United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Alcoa Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-37816	81-1789115
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

201 Isabella Street, Suite 500		15212-5858
(Address of principal executive offices)		(Zip Code)

Jeffrey D. Heeter

Executive Vice President, General Counsel, and Secretary

(412) 315-2900

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Alcoa Corporation (“Alcoa” or the “Company”) is a vertically integrated aluminum company engaged in bauxite mining, alumina refining, and aluminum production (smelting, casting, rolling, and energy generation).

Unless the context indicates otherwise, the terms “Alcoa,” “Company,” “we,” “its,” “us” and “our” refer to Alcoa Corporation and all subsidiaries consolidated for the purposes of its financial statements that were in-scope for the 2017 compliance period. The “Conflict Minerals Rule” means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Specialized Disclosure Report on Form SD pursuant to Rule 13p-1 promulgated under the Exchange Act. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Conflict Minerals Disclosure

This Form SD is publicly available on our website, www.alcoa.com, under the “Investors” section. The information contained on our website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Alcoa’s processes and procedures described below were designed to determine whether the Conflict Minerals intentionally added and necessary to the functionality or production of products we manufactured during 2017 originated in the Democratic Republic of the Congo or adjoining countries, as defined under the Conflicts Minerals Rule (collectively, the “Covered Countries”), or were otherwise from scrap or recycled materials.

Procedures and Reasonable Country of Origin Inquiry

During 2017, each Alcoa business unit conducted an assessment of its products to identify those it manufactures that may contain Conflict Minerals that are necessary to the functionality or production of such manufactured products (the “Covered Products”). This assessment involved an internal review of all materials that become part of the Covered Products, and may include an assessment of product specifications, bills of material, supplier inquiries, product composition analyses, and other information about such Covered Product known to us. This review is also conducted by each business unit as new products that could come within the scope of the Conflict Minerals Rule are developed. In addition, each business unit identified, for all Covered Products it manufactures, any purchased materials that include Conflict Minerals used in the manufacture of such Covered Products, as well as the suppliers of such purchased materials, through a review of purchase records for such Covered Products. The only Conflict Minerals applicable to our Covered Products during 2017 were tin and tungsten.

Having followed our procedures, we believe that we identified, for the 2017 reporting period, all Covered Products containing Conflict Minerals. Furthermore, we identified eleven suppliers likely to supply Alcoa Conflict Minerals in connection with the Covered Products.

Following this assessment, Alcoa conducted a good faith reasonable country of origin inquiry (the “RCOI”) within the meaning of the Conflict Minerals Rule to determine the origin of the Conflict Minerals relevant to the Covered Products for the 2017 reporting period. Alcoa requested that each supplier of such Conflict Minerals complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative), with a response at the Covered Product level to the extent possible, in order to identify the origin of the Conflict Minerals in such products. Specific Conflict Mineral smelters identified by our suppliers in the completed CMRTs were reviewed against the Responsible Minerals Assurance Process (“RMAP”) conformant smelter and refiner lists and other publicly-available information to confirm that all such smelters were conformant with the RMAP assessment procedure (managed by RMI), which formerly was known as the Conflict-Free Smelter Program. RMAP conformant smelters have undergone an independent, third-party audit of their management systems and sourcing practices to validate compliance with protocols and current global standards to support responsible sourcing of raw materials.

Alcoa also reviewed supporting documentation and other letters or statements from suppliers. All completed CMRTs and other responses and documentation were reviewed for accuracy, completeness, and overall reasonableness to evaluate and determine whether the suppliers provided information upon which Alcoa may reasonably rely. Further inquiry and engagement with suppliers was performed as necessary to obtain additional or complete information or clarification. Alcoa received, from all in-scope suppliers for 2017, adequate responses and appropriate information relating to the countries of origin of the Conflict Minerals relevant to the Covered Products as well as whether the Conflict Minerals were from scrap or recycled materials, thus enabling it to complete the RCOI process.

Conclusion

On the basis of the described internal review and RCOI processes undertaken, Alcoa believes that, for 2017, no Covered Products originated in the Covered Countries or contained Conflict Minerals that were not from scrap or recycled materials.

Risk Mitigation Efforts

Alcoa’s procurement function maintains a standard operating procedure (“SOP”), which governs purchases of Conflict Minerals and materials or products containing Conflict Minerals. The SOP defines the processes our procurement function uses to source Conflict Minerals and materials or products containing Conflict Minerals, and explains the intention that Alcoa will only purchase Conflict Minerals or materials or products containing Conflict Minerals from suppliers that can provide acceptable certification as to the origin of the Conflict Minerals. Alcoa also has in place standard purchase terms and conditions for our suppliers that address Conflict Minerals compliance. Alcoa communicates our Conflict Minerals expectations to our suppliers in our Supplier Standards, which are posted on our website at www.alcoa.com under “Who We Are – Ethics and Compliance.” Our Supplier Standards set forth the expectation that our suppliers will conduct their business with ethics and integrity, and will provide transparency into our supply chain in accordance with applicable law.

Item 1.02 Exhibit

None.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA CORPORATION

By:	/s/ Jeffrey D. Heeter	Dated: May 31, 2018
Jeffrey D. Heeter
Executive Vice President, General Counsel, and Secretary